Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 2, 2025 to the Form 20-F of Mega Fortune Company Limited, relating to the audit of the consolidated balance sheets of Mega Fortune Company Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended September 30, 2024 and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
February 2, 2026	Certified Public Accountants
PCAOB ID: 1171